Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 13, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1309
        European Capital Strength & Hedged Currency Portfolio, Series 1
                       File Nos. 333-202641 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated April 8, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1309, filed on March 10, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European Capital Strength & Hedged Currency Portfolio, Series 1 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The first paragraph of this section states that the Trust will invest at least 80% of its assets Oin equity securities of European companies or in exchange-traded funds (OETFsO) that are designed to deliver a hedged currency strategy.O (Emphasis added.) Since the name of the Trust includes both OEuropeanO and OHedged Currency,O please revise this sentence to provide that the Trust will invest at least 80% of its assets in equity securities of European companies and ETFs designed to deliver a hedged currency strategy.

      Also, while this paragraph states that the Trust s ETF investments are Odesigned to deliver a hedged currency strategy,O the third paragraph in this section states that the Trust s ETFs are Odesigned to hedge some of the currency risk generally associated with international investing.O In addition, the second bullet point of the OHedging ETFsO subsection of the Security Selection section states that the Trust selects only ETFs Ofocused on positive exposure to the U.S. dollar currency or are constructed as a European hedged equity ETF.O Please revise these three disclosures in plain English, and provide a consistent description of the hedging strategy of the Trust s ETFs.

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- European Equities

      2. The first bullet point in this section states that the initial universe of European equities begins with the Olargest 30% of companies headquartered in developed Western European countries.O Please define OlargestO in this section, and provide a market capitalization policy for the Trust s common stock investments. Also, please explain to us how being headquartered in a developed Western European country exposes a company s assets to the economic fortunes and risks of that country. See Investment Company Names, Release No. IC-24828, text at n.26 (Jan. 17, 2001).

      Response: The disclosure has been revised in response to your comment. The revenues and earnings of companies headquartered in developed Western European countries are earned in their local currencies, which can introduce currency conversion risk for foreign investors who must convert the earnings into another currency. In addition, the currency conversion risk can have a negative impact on the performance of the security.

      3. The second bullet point in this section provides that the Trust s European equity security selection methodology focuses on companies which have debt leverage levels Olower than the market.O Please define OmarketO in this section.

      Response: The disclosure has been revised in response to your comment.

      4. The fourth bullet point in this section states that the Trust employs Olimits on sector and country concentration.O Please describe these limits.

      Response: The disclosure has been deleted from the Prospectus.

Investment Summary -- Principal Risks

      5. The eighth bullet point in this section states that the Trust invests in ADRs. Please disclose the Trust s ADR investment strategy in the discussion of the Trust s principal investment strategy.

      Response: The disclosure has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
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                                                              Morrison C. Warren